

Mail Stop 3561

April 11, 2017

Nicholas K. Akins
Chief Executive Officer
AEP Transmission Company, LLC
1 Riverside Plaza
Columbus, Ohio 43215

      **Re:**    **AEP Transmission Company, LLC**
              **Registration Statement on Form S-4**
              **Filed April 5, 2017**
              **File No. 333-217143**

Dear Mr. Akins:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 with any questions.

                    Sincerely,

                    /s/ Lisa M. Kohl for

                    Mara L. Ransom
                    Assistant Director
                    Office of Consumer Products